06008201

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2006 WASH, D.C. 192

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66871

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Block Orders Execution, LLC

BEST AVAILABLE COPY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1400 Old Country Road – Suite 308
(No. and Street)

Westbury (City) NY (State) 11590 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mitchell Dinowitz (516) 393-7862
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue (Address) Lake Success (City) (State) 11042-1066 (Zip Code)

PROCESSED
JUL 13 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Mitchell Dinowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Block Orders Execution, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAY L. YACKOW
NOTARY PUBLIC, State of New York
No. 4793749
Qualified in Nassau County
Commission Expires Oct. 31, 2009

Notary Public

Signature

Treasurer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have exited since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLOCK ORDERS EXECUTION, LLC

1400 Old Country Road – Suite 308
Westbury, NY 11590

****

Statement of Financial Condition

December 31, 2005

****

BLOCK ORDERS EXECUTION, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 235,640
Receivable from broker, dealer and clearing organization	260,346
Property and equipment, net	59,369
Due from affiliates	6,307
Loan receivable, member	20,000
Prepaid expenses	825
Other assets	611,659
	$ 1,194,146

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 129,059
Commitments	
Members' equity	1,065,087
	$ 1,194,146

The accompanying notes are an integral part of this financial statement.

BLOCK ORDERS EXECUTION, LLC

NOTES TO FINANCIAL STATEMENT

1. ORGANIZATION:

Block Orders Execution, LLC (the "Company") was organized on September 11, 2004 under the laws of the State of Delaware. The Company is a registered broker and dealer pursuant to section 15(b) of the Securities Exchange Act of 1934 making markets primarily in equity securities. Substantially all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company transacts its business with institutional customers located throughout the United States. On October 5, 2005, the Company became a member of the National Association of Securities Dealers, Inc. (NASD).

Under the Company's Operating Agreement, there are three classes of members: Class A, Class B and Class Z. Class A members have voting rights and participate in the management of the Company. Class B and Class Z members have no voting rights. Class Z members are entitled to an annual preferred distribution equal to 10% of the stated value payable in equal monthly installments. These preferred distributions are included in interest expense in the statement of operations.

Net profits and losses for each year are allocated first to Class Z members in accordance with their respective percentage interests to the extent of their preferred distribution and second to Class B members in accordance with their respective Class B percentage interest. Class A members will not be allocated net profits or losses except to the extent that such members receive distributions on liquidation or dissolution.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash Equivalents:

The Company considers all money market accounts and all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition:

Securities transactions and the related revenue and expenses are recorded on a trade date basis, as if the transactions have settled.

Income Taxes:

The Company is treated as a partnership for federal income tax purposes. Consequently, the Company is not itself subject to federal and state income taxes. Members are liable for their distributive shares of the Company's income and losses.

Property and Equipment:

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is primarily five years.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **RECEIVABLE FROM BROKER, DEALER AND CLEARING ORGANIZATION:**

Receivable from broker, dealer, and clearing organization is a result of the Company's normal securities transactions.

4. **PROPERTY AND EQUIPMENT, NET:**

Property and equipment consists of the following:

Furniture	$ 7,376
Computer equipment	71,629
Office equipment	10,855
	89,860
Accumulated depreciation and amortization	(30,491)
	$ 59,369

5. **DUE FROM AFFILIATES:**

The Company has a receivable from another entity under common ownership. This balance is non-interest bearing and due on demand.

6. **LOAN RECEIVABLE, MEMBER**

The loan receivable from member is non-interest bearing and due on demand.

7. **LEASES:**

The Company is obligated under an operating lease for its office premises. This lease expires on July 31, 2007.

Future minimum annual rent payments are as follows:

Year Ended December 31,	Amount
2006	$ 30,010
2007	17,808
	$ 47,818

8. **CLEARANCE AGREEMENT:**

The Company has entered into an agreement with another broker (clearing broker) to execute and clear, on a fully disclosed basis, customer accounts of the Company. As part of the agreement, the clearing broker executes orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed or loaned and the receipt and distribution of interest and principal payments. The Company is required to maintain balances of not less than $250,000 with the clearing broker. The deposit is included in receivable from broker, dealer and clearing organization.

9. LITIGATION:

The Company has brought an action to recover approximately $600,000 which is included in other assets in the statement of financial condition that is owed to it from a joint venture under an agreement dated July 2003. The Company has asserted claims for breach of contract and additional claims under the New York State Labor Law and under copyright law for additional damages. The case was recently filed with the NASD and counsel has indicated that it is premature to assess the likelihood of a favorable outcome, although the Company's records and information support the claims asserted.

10. NET CAPITAL REQUIREMENTS:

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 1/8 of aggregate indebtedness during the first year of operation. At no time may the ratio of aggregate indebtedness to net capital exceed 8 to 1.

At December 31, 2005, the Company had net capital, as defined, of $366,734, which exceeded the required minimum net capital of $100,000 by $266,734. Aggregate indebtedness at December 31, 2005 totaled $129,059. The ratio of aggregate indebtedness to net capital was .35 to 1.

11. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The Company is a market maker in a number of securities and in this capacity may have significant positions in a volatile market. In order to control this risk, security positions are monitored on at least a daily basis, and there are regulatory guidelines that limit the obligations of the market maker to purchase the securities in a volatile market. Should the Company find it necessary to sell such a security, it may not be able to realize the full carrying value of the security due to the significance of the positions sold.

The Company, as part of its normal market-making activities, may assume short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company seeks to control off-balance-sheet credit risk by monitoring the market value of securities held or given as collateral in compliance with regulatory and internal guidelines. Pursuant to such guidelines, the Company requires additional collateral or reduction of positions, when necessary. The Company also completes credit evaluations of customers, particularly institutions, where there is thought to be credit risk.

The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet risk in the event the clearing broker is unable to fulfill its contractual obligations.

In the normal course of business, the Company may have cash at banks in excess of federally insured limits and is exposed to the credit risk resulting from this concentration of cash.

****

The Company's Statement of Financial Condition as of December 31, 2005 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

INDEPENDENT AUDITORS' REPORT

****

To the Board of Directors
Block Orders Execution, LLC

We have audited the accompanying statement of financial condition of Block Orders Execution, LLC as of December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Block Orders Execution, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
February 20, 2006

BLOCK ORDERS EXECUTION, LLC

1400 Old Country Road – Suite 308
Westbury, NY 11590

****

Statement of Financial Condition

December 31, 2005

****

BLOCK ORDERS EXECUTION, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 235,640
Receivable from broker, dealer and clearing organization	260,346
Property and equipment, net	59,369
Due from affiliates	6,307
Loan receivable, member	20,000
Prepaid expenses	825
Other assets	611,659
	$ 1,194,146

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 129,059
Commitments	
Members' equity	1,065,087
	$ 1,194,146

The accompanying notes are an integral part of this financial statement.

BLOCK ORDERS EXECUTION, LLC

NOTES TO FINANCIAL STATEMENT

1. ORGANIZATION:

Block Orders Execution, LLC (the "Company") was organized on September 11, 2004 under the laws of the State of Delaware. The Company is a registered broker and dealer pursuant to section 15(b) of the Securities Exchange Act of 1934 making markets primarily in equity securities. Substantially all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company transacts its business with institutional customers located throughout the United States. On October 5, 2005, the Company became a member of the National Association of Securities Dealers, Inc. (NASD).

Under the Company's Operating Agreement, there are three classes of members: Class A, Class B and Class Z. Class A members have voting rights and participate in the management of the Company. Class B and Class Z members have no voting rights. Class Z members are entitled to an annual preferred distribution equal to 10% of the stated value payable in equal monthly installments. These preferred distributions are included in interest expense in the statement of operations.

Net profits and losses for each year are allocated first to Class Z members in accordance with their respective percentage interests to the extent of their preferred distribution and second to Class B members in accordance with their respective Class B percentage interest. Class A members will not be allocated net profits or losses except to the extent that such members receive distributions on liquidation or dissolution.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash Equivalents:

The Company considers all money market accounts and all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition:

Securities transactions and the related revenue and expenses are recorded on a trade date basis, as if the transactions have settled.

Income Taxes:

The Company is treated as a partnership for federal income tax purposes. Consequently, the Company is not itself subject to federal and state income taxes. Members are liable for their distributive shares of the Company's income and losses.

Property and Equipment:

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is primarily five years.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RECEIVABLE FROM BROKER, DEALER AND CLEARING ORGANIZATION:

Receivable from broker, dealer, and clearing organization is a result of the Company's normal securities transactions.

4. PROPERTY AND EQUIPMENT, NET:

Property and equipment consists of the following:

Furniture	$ 7,376
Computer equipment	71,629
Office equipment	10,855
	89,860
Accumulated depreciation and amortization	(30,491)
	$ 59,369

5. DUE FROM AFFILIATES:

The Company has a receivable from another entity under common ownership. This balance is non-interest bearing and due on demand.

6. LOAN RECEIVABLE, MEMBER

The loan receivable from member is non-interest bearing and due on demand.

7. LEASES:

The Company is obligated under an operating lease for its office premises. This lease expires on July 31, 2007.

Future minimum annual rent payments are as follows:

Year Ended December 31,	Amount
2006	$ 30,010
2007	17,808
	$ 47,818

8. CLEARANCE AGREEMENT:

The Company has entered into an agreement with another broker (clearing broker) to execute and clear, on a fully disclosed basis, customer accounts of the Company. As part of the agreement, the clearing broker executes orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed or loaned and the receipt and distribution of interest and principal payments. The Company is required to maintain balances of not less than $250,000 with the clearing broker. The deposit is included in receivable from broker, dealer and clearing organization.

9. LITIGATION:

The Company has brought an action to recover approximately $600,000 which is included in other assets in the statement of financial condition that is owed to it from a joint venture under an agreement dated July 2003. The Company has asserted claims for breach of contract and additional claims under the New York State Labor Law and under copyright law for additional damages. The case was recently filed with the NASD and counsel has indicated that it is premature to assess the likelihood of a favorable outcome, although the Company's records and information support the claims asserted.

10. NET CAPITAL REQUIREMENTS:

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 1/8 of aggregate indebtedness during the first year of operation. At no time may the ratio of aggregate indebtedness to net capital exceed 8 to 1.

At December 31, 2005, the Company had net capital, as defined, of $366,734, which exceeded the required minimum net capital of $100,000 by $266,734. Aggregate indebtedness at December 31, 2005 totaled $129,059. The ratio of aggregate indebtedness to net capital was .35 to 1.

11. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The Company is a market maker in a number of securities and in this capacity may have significant positions in a volatile market. In order to control this risk, security positions are monitored on at least a daily basis, and there are regulatory guidelines that limit the obligations of the market maker to purchase the securities in a volatile market. Should the Company find it necessary to sell such a security, it may not be able to realize the full carrying value of the security due to the significance of the positions sold.

The Company, as part of its normal market-making activities, may assume short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company seeks to control off-balance-sheet credit risk by monitoring the market value of securities held or given as collateral in compliance with regulatory and internal guidelines. Pursuant to such guidelines, the Company requires additional collateral or reduction of positions, when necessary. The Company also completes credit evaluations of customers, particularly institutions, where there is thought to be credit risk.

The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet risk in the event the clearing broker is unable to fulfill its contractual obligations.

In the normal course of business, the Company may have cash at banks in excess of federally insured limits and is exposed to the credit risk resulting from this concentration of cash.

****

The Company's Statement of Financial Condition as of December 31, 2005 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

INDEPENDENT AUDITORS' REPORT

****

To the Board of Directors
Block Orders Execution, LLC

We have audited the accompanying statement of financial condition of Block Orders Execution, LLC as of December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Block Orders Execution, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
February 20, 2006